Exhibit 12.1

SAFEWAY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Fiscal Year
	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000	52 Weeks 1999

Income before income taxes and cumulative effect of accounting change	$141.1	$532.3	$2,095.0	$1,866.5	$1,674.0
Add interest expense	442.4	430.8	446.9	457.2	362.2
Add interest on rental expense (a)	258.6	257.6	242.4	218.7	183.0
Add (less) equity in losses (earnings) of unconsolidated affiliates, net	7.1	0.2	(20.2)	(31.2)	(34.5)
(Less) add minority interest in subsidiary	(10.4)	(5.5)	—	1.1	5.9

Earnings	$838.8	$1,215.4	$2,764.1	$2,512.3	$2,190.6

Interest expense	$442.4	$430.8	$446.9	$457.2	$362.2
Add capitalized interest	21.9	31.0	25.7	17.0	9.3
Add interest on rental expense (a)	258.6	257.6	242.4	218.7	183.0

Fixed charges	$722.9	$719.4	$715.0	$692.9	$554.5

Ratio of earnings to fixed charges	1.16	1.69	3.87	3.63	3.95

(a)	Based on a 10% discount factor on the estimated present value of future operating lease payments.